SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 16,, 2004

Fording Canadian Coal Trust

(Translation of Registrant’s Name Into English)

Suite 1000, 205-9th Avenue SE

  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

March 16, 2004

By :s/ James F. Jones

     James F. Jones

     Corporate Secretary

News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

FORDING ANNOUNCES FIRST QUARTER CASH DISTRIBUTION,

UPDATE FOR FIRST AND SECOND QUARTERS AND NOTICE OF ITS ANNUAL MEETING

CALGARY, March 16, 2004 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that its first quarter cash distribution of $1.00 per unit will be paid on April 15, 2004 to unitholders of record on March 31, 2004. The ex-distribution date is March 29, 2004. This distribution is in respect of the period from January 1, 2004 until March 31, 2004.

The Trust has paid or declared cash distributions totalling $5.49 per unit from February 28, 2003 when the Trust was formed to March 31, 2004, based on the number of units outstanding at each record date.

Update – First and Second Quarters 2004

The Trust expects improved operating results will be achieved in 2004 compared with 2003. Contracted coal prices will rise from 2003 levels, sales and production of coal are expected to increase and to be at or near capacity, and cost of coal product sold is expected to decline.

However, the results for the first and second quarters this year will be adversely impacted by three factors.

First, coal inventories at the ports are low and difficulties have been experienced with rail shipments. As a result, Elk Valley Coal’s sales volumes for the first quarter are expected to be approximately 5.5 million tonnes (net 3.6 million tonnes). Actual sales will depend on rail and port loading services. Rail service has now returned to normal levels and we anticipate total sales for 2004 to reach the previous estimate of approximately 25 million tonnes (net 16 million tonnes).

Difficulties with rail shipments will also result in demurrage charges in the first and second quarters for vessel waiting times. For the Trust, these demurrage charges are expected to be approximately $12 million. Actual demurrage costs will depend on rail and port loading services and the arrival times of vessels. Of the total demurrage charges of $12 million, nearly $11 million is expected in the first quarter.

Second, the low inventories and rail difficulties will result in a carryover of 2003 coal year pricing into the second quarter as the commitments to our customers are satisfied for the 2003 coal year. Accordingly, the 20 percent average price increase for the 2004 coal year sales beginning April 1, 2004 described in the Trust’s news release dated December 19, 2003 may not be reflected in our results until May 2004. However, the Trust continues to expect an average price of US$48 for coal sales during calendar 2004.

Third, the Trust’s results for the first quarter of 2004 will include a $5 million charge pursuant to change of control agreements.

These items, on the whole, will serve to lower the operating income, net income and cash available for distribution of the Trust for the first quarter and, to a lesser degree, the second quarter compared with the balance of the year.

Annual Meeting of Unitholders

Fording Canadian Coal Trust’s Annual Meeting of Unitholders will be held on May 6, 2004 at 10:00 a.m. (MT) in the Alberta Room of the Fairmont Palliser Hotel in Calgary, Alberta. The close of business on March 31, 2004 has been fixed as the Record Date for determination of those unitholders entitled to receive notice and to vote at the meeting.

Tax Information for Cash Distributions

For unitholders resident in Canada, income distributed by the Trust will generally be treated as ordinary income from property except where the income is sourced from capital gains realized by the Trust or from dividends received by the Trust. In these cases, the Trust intends to make appropriate designations in its tax returns so that the capital gains or dividends will retain their character when distributed to unitholders and will be subject to income tax accordingly. Distributions to unitholders made in a year that are greater than the net income of the Trust for the year will not be included in unitholders income but will be considered a return of capital and a reduction of the cost base of the units.

Income distributed by the Trust to non-residents of Canada will be subject to Canadian withholding tax of 25% subject to reduction under the provisions of any applicable tax treaty or conventions. Canadian withholding tax is generally 15% for U.S. holders.

The Trust has made an election to be taxed as a corporation for U.S. tax purposes. Accordingly, distributions by the Trust will be considered foreign-source dividend income to the extent paid out of current or accumulated earnings and profits of the Trust, determined under U.S. income tax principles. Assuming that applicable unitholder-level requirements are met, these distributions are “qualified dividends,” eligible for taxation at reduced rates under recent U.S. federal income tax legislation. Payments in excess of current or accumulated earnings and profits will be applied first to reduce the cost base of the units and then as a capital gain should the cost base of the units be reduced to zero.

It is expected that the Trust will issue a statement after the close of its fiscal year (December 31) that will provide information for Canadian and U.S. resident investors about the final characterization of Trust distributions for income tax purposes.

Unitholders should consult their own tax advisors for advice with respect to the income tax consequences based on their particular circumstances.

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 65% ownership of Elk Valley Coal and is the world’s largest producer of the industrial mineral wollastonite. Elk Valley Coal, comprised of Canada’s senior metallurgical coal mining properties, is the world’s second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

For further information contact:

Mark Gow, CA

Director, Investor Relations

Fording Canadian Coal Trust

403-260-9834

mark_gow@fording.ca

For Immediate Release

FORDING ANNOUNCES FIRST QUARTER CASH DISTRIBUTION,

UPDATE FOR FIRST AND SECOND QUARTERS AND NOTICE OF ITS ANNUAL MEETING

CALGARY, March 16, 2004 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that its first quarter cash distribution of $1.00 per unit will be paid on April 15, 2004 to unitholders of record on March 31, 2004. The ex-distribution date is March 29, 2004. This distribution is in respect of the period from January 1, 2004 until March 31, 2004.

The Trust has paid or declared cash distributions totalling $5.49 per unit from February 28, 2003 when the Trust was formed to March 31, 2004, based on the number of units outstanding at each record date.

Update – First and Second Quarters 2004

The Trust expects improved operating results will be achieved in 2004 compared with 2003. Contracted coal prices will rise from 2003 levels, sales and production of coal are expected to increase and to be at or near capacity, and cost of coal product sold is expected to decline.

However, the results for the first and second quarters this year will be adversely impacted by three factors.

First, coal inventories at the ports are low and difficulties have been experienced with rail shipments. As a result, Elk Valley Coal’s sales volumes for the first quarter are expected to be approximately 5.5 million tonnes (net 3.6 million tonnes). Actual sales will depend on rail and port loading services. Rail service has now returned to normal levels and we anticipate total sales for 2004 to reach the previous estimate of approximately 25 million tonnes (net 16 million tonnes).

Difficulties with rail shipments will also result in demurrage charges in the first and second quarters for vessel waiting times. For the Trust, these demurrage charges are expected to be approximately $12 million. Actual demurrage costs will depend on rail and port loading services and the arrival times of vessels. Of the total demurrage charges of $12 million, nearly $11 million is expected in the first quarter.

Second, the low inventories and rail difficulties will result in a carryover of 2003 coal year pricing into the second quarter as the commitments to our customers are satisfied for the 2003 coal year. Accordingly, the 20 percent average price increase for the 2004 coal year sales beginning April 1, 2004 described in the Trust’s news release dated December 19, 2003 may not be reflected in our results until May 2004. However, the Trust continues to expect an average price of US$48 for coal sales during calendar 2004.

Third, the Trust’s results for the first quarter of 2004 will include a $5 million charge pursuant to change of control agreements.

These items, on the whole, will serve to lower the operating income, net income and cash available for distribution of the Trust for the first quarter and, to a lesser degree, the second quarter compared with the balance of the year.

Annual Meeting of Unitholders

Fording Canadian Coal Trust’s Annual Meeting of Unitholders will be held on May 6, 2004 at 10:00 a.m. (MT) in the Alberta Room of the Fairmont Palliser Hotel in Calgary, Alberta. The close of business on March 31, 2004 has been fixed as the Record Date for determination of those unitholders entitled to receive notice and to vote at the meeting.

Tax Information for Cash Distributions

For unitholders resident in Canada, income distributed by the Trust will generally be treated as ordinary income from property except where the income is sourced from capital gains realized by the Trust or from dividends received by the Trust. In these cases, the Trust intends to make appropriate designations in its tax returns so that the capital gains or dividends will retain their character when distributed to unitholders and will be subject to income tax accordingly. Distributions to unitholders made in a year that are greater than the net income of the Trust for the year will not be included in unitholders income but will be considered a return of capital and a reduction of the cost base of the units.

Income distributed by the Trust to non-residents of Canada will be subject to Canadian withholding tax of 25% subject to reduction under the provisions of any applicable tax treaty or conventions. Canadian withholding tax is generally 15% for U.S. holders.

The Trust has made an election to be taxed as a corporation for U.S. tax purposes. Accordingly, distributions by the Trust will be considered foreign-source dividend income to the extent paid out of current or accumulated earnings and profits of the Trust, determined under U.S. income tax principles. Assuming that applicable unitholder-level requirements are met, these distributions are “qualified dividends,” eligible for taxation at reduced rates under recent U.S. federal income tax legislation. Payments in excess of current or accumulated earnings and profits will be applied first to reduce the cost base of the units and then as a capital gain should the cost base of the units be reduced to zero.

It is expected that the Trust will issue a statement after the close of its fiscal year (December 31) that will provide information for Canadian and U.S. resident investors about the final characterization of Trust distributions for income tax purposes.

Unitholders should consult their own tax advisors for advice with respect to the income tax consequences based on their particular circumstances.

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 65% ownership of Elk Valley Coal and is the world’s largest producer of the industrial mineral wollastonite. Elk Valley Coal, comprised of Canada’s senior metallurgical coal mining properties, is the world’s second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

For further information contact:

Mark Gow, CA

Director, Investor Relations

Fording Canadian Coal Trust

403-260-9834

mark_gow@fording.ca